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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               November 10, 2003

                        Commission File number: 2-6860

                                JUPITERS LIMITED
                     -----------------------------------
                              NAME OF YOUR COMPANY

                             Level 9, Niecon Tower
                               17 Victoria Avenue
                                 P.O. Box 1400
                              Broadbeach, QLD 4218
                                   Australia
             ----------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                   Form 20-F     X            Form 40-F
                                               -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes                       No
                                         -----                    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





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[JUPITERS LIMITED LOGO]                                 JUPITERS LIMITED
                                                        ABN 78 010 741 045
                                                        Level 9, Niecon tower
                                                        17 Victoria Avenue
                                                        PO Box 1400
                                                        Broadbeach QLD 4218
                                                        Australia
                                                        Telephone 07 5584 8900
                                                        Facsimile 07 5538 6315


10 November 2003




                              CENTREBET DIVIDEND
                              ------------------

Further to advice to ASX on 27 October 2003, the Directors of Jupiters Limited have declared a fully franked dividend of 17.2 cents per Jupiters ordinary share representing the net Centrebet sale proceeds as outlined in the Scheme Booklet distributed to Jupiters shareholders in September 2003.

On 13 November 2003, the Implementation Date of the merger with TABCORP Holdings Limited, the dividend representing the net Centrebet proceeds and the fully franked special dividend of 75 cents per ordinary share will be distributed to Jupiters ordinary shareholders.


















JUPITERS LIMITED IS A LISTED COMPANY WITH INTERESTS IN TOURISM, LEISURE AND GAMING. IT OWNS JUPITERS CASINO ON THE GOLD COAST, TREASURY CASINO IN BRISBANE, JUPITERS TOWNSVILLE HOTEL AND CASINO AND MARINA. IN ADDITION, THE COMPANY OPERATES KENO IN QUEENSLAND AND NEW SOUTH WALES AND PROVIDES TECHNOLOGY SERVICES. JUPITERS LIMITED IS BASED ON THE GOLD COAST, QUEENSLAND, HAS ALMOST 30,000 INVESTORS IN ORDINARY SHARES, APPROXIMATELY 4,800 JUPITERS RPS SECURITYHOLDERS AND EMPLOYS OVER 5,000 STAFF.

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               JUPITERS LIMITED


                                               By: /s/Laurence Martin Carsley
                                                   ---------------------------
                                                   Laurence Martin Carsley
DATE: November 10, 2003                            Company Secretary